SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 7)*

National Interstate Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

63654U 100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 63654U 100		Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America - Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,200,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,200,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 52.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer: National Interstate Corporation, an Ohio corporation

Item 1(b)	Address of Issuer's Principal Executive Office: 3250 Interstate Drive Richfield, Ohio 44286

Item 2(a)	Name of Person Filing: American Financial Group, Inc. (“AFG”)

Item 2(b)	Address of Principal Business Office: Great American Insurance Tower 301 East Fourth Street Cincinnati, Ohio 45202

Item 2(c)	Citizenship: U.S.A. – Ohio

Item 2(d)	Title of Class of Securities: Common Stock, no par value

Item 2(e)	CUSIP Number: 63654U 100

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
☐	Insurance company as defined in section 3(a)(19) of the Act 15 U.S.C. 78c)
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) ☐	An investment adviser in accordance with Section 240.13d-1 1(b)(1)(ii)(e)
(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g) ☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance act (12 U.S.C. 1813)
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Page 3 of 5 Pages

Item 4	Ownership: (a) See Item 9 of page 2. (b) See Item 11 of page 2. (c) See Items 5-8 of page 2.

Item 5	Ownership of 5% or Less of Class: N/A

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2013

American Financial Group, Inc.

By:	/s/ Karl J. Grafe
Name	Karl J. Grafe
Title	Vice President

Page 5 of 5 Pages